Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-193695-01 on Form S-3 of CenterPoint Energy Resources Corp. of our report dated February 18, 2015, relating to the combined and consolidated financial statements of Enable Midstream Partners, LP and subsidiaries, (collectively the "Partnership") (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the preparation of the combined and consolidated financial statements of Enable Midstream Partners, LP from the historical accounting records maintained by CenterPoint Energy, Inc. and its subsidiaries), appearing in this Annual Report on Form 10-K of CenterPoint Energy Resources Corp. for the year ended December 31, 2014.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 11, 2015